Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility

The Company was notified on 1 April 2008 that, on 31 March 2008, Ken Hanna acquired 25 ordinary shares in the capital of the Company at a price of £5.59 per share through participation in the Company’s all-employee share incentive plan.

Following this acquisition, Ken Hanna now has an interest in 596,898 shares (which includes a restricted share award). He also has a conditional interest in a further 527,352 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 1 April 2008 that, on 31 March 2008, Steve Driver acquired 25 ordinary shares in the capital of the Company at a price of £5.59 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 1 April 2008 that, on 31 March 2008, Chris Van Steenbergen acquired 26 ordinary shares in the capital of the Company at a price of £5.59 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 2 April 2008 that, on 1 April 2008, Tamara Minick-Scokalo disposed of 4,063 ordinary shares in the capital of the Company at a price of £5.63 per share following the vesting of shares awarded under the Company’s International Share Award Plan 2006.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:

J M Mills

Director of Group Secretariat

Tel: 020 7830 5176

2 April 2008